NEWS RELEASE
TSX - NOC

September 28, 2007	NR:07-15

Northern Peru Closes Non-Brokered Private Placement

Vancouver, British Columbia – Northern Peru Copper Corp. (the "Company") (TSX:NOC) is pleased to announce the closing of its non-brokered private placement totaling gross proceeds of approximately $5,000,000.  The Company issued 549,451 common shares at a price of $9.10 per common share.  The common shares are subject to a four-month hold period.  Finders fees of $150,000 were paid in connection with the non-brokered private placement.

Net proceeds from the financing will be used to fund completion of a feasibility study on the Galeno project, acquisition of certain surface rights, exploration programs, to repay a loan provided to the Company, to make payments in respect of additional mineral rights and for general corporate purposes.

As previously announced, on September 26, 2007 the Company issued approximately $11,011,000 million of common shares via a brokered private placement on the same terms as the non-brokered placement.

The securities comprising this financing have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Robert Pirooz”	dstrang@northernperu.com
tel: + 604 687 0407
Robert Pirooz, Corporate Secretary	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, metallurgical recoveries, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041